U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                   FORM 10-SB/A


                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934



                               CAPTEX CAPITAL, INC
                              --------------------
                         (Name of Small Business Issuer)



       Texas                                           98-0116179
--------------------------------              ------------------------------
(State or Other Jurisdiction of               I.R.S. Employer Identification
Incorporation or Organization)                Number




                                 c/o John Mackay
          2160-650 West Georgia Street, Vancouver, B.C. Canada V6B 4N7
----------------------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                 (604) 687-1919
                           --------------------------
                           (Issuer's Telephone Number)


Securities to be Registered Under Section 12(b) of the Act:       None

Securities to be Registered Under Section 12(g) of the Act:  Common Stock, $.001
                                                             Par Value
                                                              (Title of Class)





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                                TABLE OF CONTENTS

                                     PART 1
                                     ------
ITEM 1.     BUSINESS                                                      4
     History and Organization                                             4
     Proposed Business                                                    4
     Risk Factors                                                         5

ITEM 2.     PLAN OF OPERATION                                            11
     General Business Plan                                               11
     Structure of Acquisition                                            13
     No Dividend                                                         14
     Employees                                                           14
     Competition                                                         14
     Liquidity and Capital Resources                                     14

ITEM 3.     DESCRIPTION OF PROPERTY                                      14

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
            OWNERS AND MANAGEMENT                                        15

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTER
            AND CONTROL PERSONS                                          15

ITEM 6.     EXECUTIVE COMPENSATION                                       17

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED
            TRANSACTIONS                                                 17

ITEM 8.     DESCRIPTION OF SECURITIES                                    17

                                     PART II
                                     -------

ITEM 1.     MARKET PRICE FOR COMMON EQUITY AND
            RELATED STOCKHOLDER MATTERS                                  18

ITEM 2.     LEGAL PROCEEDINGS                                            19

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH
            ACCOUNTANTS AND FINANCIAL DISCLOSURE                         19

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES                      19

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS                    19

                                    PART F/S
                                    --------

FINANCIAL STATEMENTS                                                     21


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                                    PART 111
                                    --------


ITEMS 1& 2    INDEX TO AND DESCRIPTION OF EXHIBITS                       28


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                                     PART I
ITEM 1.   DESCRIPTION OF BUSINESS.

                            HISTORY AND ORGANIZATION

     Captex Capital, Inc. (the "Company"), was organized under the laws of the State of Texas on November 5, 1990 under the name Strand Capital, Inc. On October 26, 1999 the Company changed its name to Captex Capital, Inc., forward split its issued and outstanding share capital on a 1 to 5,000 basis (the "Forward Split"), increased its authorized capital to 50,000,000 common shares and changed the par value of it's shares from $1.00 per share to $.001 per share.

     The Company was organized for the purposes of creating a corporate vehicle to locate and acquire an operating business entity which management believes is a suitable acquisition candidate (a "target company"). The Company will not restrict its search to any specific business, industry or geographical location.

     The Company does not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in the Company's treasury or loaned by management.

     Although the Company was under no obligation to do so, it has voluntarily filed this registration statement because it believes that it can better facilitate its business goals if it were a "reporting issuer" under the Securities Exchange Act of 1934 (the "Exchange Act").

                                PROPOSED BUSINESS

     The Company will seek to locate an acquire a target company which is the opinion of the Company's management (sometimes referred to as the "Management") offers long term growth potential. The Company will not restrict its search to any specific business, industry or geographical location. The Company may seek to acquire a target company which has just commenced operations, or which works to avail itself of the benefits of being a "reporting issuer" in order to facilitate capital formation to expand into new products or market.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

     * the ability to use registered securities to make acquisitions of assets or businesses;
     *     increased visibility in the financial community;
     *     the facilitation of borrowing from financial institutions;
     *     improved trading efficiency;
     *     shareholder liquidity;
     *     greater ease in subsequently raising capital;
     *     compensation of key employees through stock options;
     *     enhanced corporate image;
     *     a presence in the United States capital market.

     A target company, if any, which may be interested in a business combination with the Company may include the following:

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     *     a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
     * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
     * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
     * a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;
     * a foreign company which may wish an initial entry into the United States securities market;
     * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
     * a company seeking one or more of the other perceived benefits of becoming a public company.

     There is no assurances that the Company will be able to effect an acquisition of a target company. In addition, at this time, no specifics as to an acquisition or as to the nature of the target company can be provided.

                                    RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:


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1.     Anticipated Change in Control and Management.   Upon the successful
completion of the acquisition of a target company, the Company anticipates that it will have to issue to the target company or its shareholders some authorized but unissued common stock which, when issued will comprise a majority of the Company's then issued and outstanding shares of common stock. Therefore, the Company anticipates that upon the closing of the acquisition of a target company, the Company will no longer be controlled by the current shareholders. In addition, existing management and directors may resign. The Company cannot give any assurance that the experience or qualifications of new management, as it relates to either in the operation of the Company's activities or in the operation of the business, assets or property being acquired, will be adequate for such purposes.

2. Conflict of Interest - Management's Fiduciary Duties. A conflict of interest may arise between management's personal financial benefit and management's fiduciary duty to you.

The Company's director and two officers are or may become officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Messers John Mackay and Rod Saunders are engaged in other business activities. Accordingly, the amount of time they will devote to the Company's business will only be about five (5) to ten (10) hours per month. There exists potential conflicts of interest including allocation of time between the Company and its representatives' other business interests.

3.     Experience of Management; Consultants.   Although Management has
general business experience, it has limited experience in effecting business combinations and may not have any significant experience in acquiring or operating certain business interests that the company might choose to acquire. Management does not have, nor does it presently intend to enter into, any contracts or agreements with any consultants or advisors with respect to its proposed business activities. Consequently, Management has not established the criteria that will be used to hire independent consultants regarding their

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experience, the services to be provided, the term of service, etc., and no assurance can be made that the Company will be able to obtain such assistance on acceptable terms.

4.     Potential Future Rule 144 Sales.   Of the 50,000,000 shares of the
Company's Common Stock authorized, there are presently issued and outstanding 5,000,000 shares; of which 2,750,000 shares are "restricted securities" as that term is defined under the Securities Act of 1933 (the "Securities Act"), and in the future may be sold in compliance with Rule 144 of the Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of 1 year may sell those securities in unsolicited brokerage transactions of in transactions with a market maker, in an amount equal to 1% of our outstanding common stock every 3 months. Additionally, Rule 144 requires that an issuer of securities make available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, that sale of shares by a person who is not an affiliate of ours and who has satisfied a 2 two year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Securities Act, may have a depressive effect on the market price of our common stock in any market that may develop for such shares.

5.     Possible Issuance of Additional Shares.   The Company's Certificate of
Amendment of Certificate of Incorporation, authorizes the issuance of 50,000,000 shares of common stock. The Company's Board of Directors has the power to issue any or all of such additional shares without stockholder approval for such consideration as it deems. Management presently anticipates that it may choose to issue a substantial amount of the Company's shares in connection with the acquisition of a target business.

6.     Risks of Leverage.   There are currently no limitations relating to the
Company's ability to borrow funds to increase the amount of capital available to it to effect a business combination or otherwise finance the operations of any acquired business. The amount and nature of any borrowings by the Company will depend on numerous factors, including the Company's capital requirements, the Company's perceived ability to meet debt services on any such borrowings, and then-prevailing conditions in the financial, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company's inability to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse affect on the Company's financial condition and future prospects.

Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including:

- if the Company's operating revenues after the acquisition were to be insufficient to pay debt service, there would be a risk of default and foreclosure on our assets.

- if a loan agreement containing covenants is breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due.

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- if the interest rate on a loan fluctuated or the loan was payable on demand, the Company would bear the risk of variations in the interest rate or demand for payment.

- if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, we might be required to seek additional financing and, to the extent that additional financing is not available on acceptable terms, to liquidate the Company's assets.

7.     Possible Need for Additional Financing.   The Company cannot ascertain
with any degree of certainty the capital requirements for an particular acquired business inasmuch as the Company has not yet identified any acquisition candidates. If the target company requires additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available, due to, among other things, the target company not having sufficient:

     - credit  or operating history;
     - income stream;
     - profit level;
     - asset base eligible to be collateralized; or
     - market for its securities.

Since no specific business has been targeted for acquisition, it is not possible to predict the specific reasons why conventional private or public financing or conventional bank financing might not become available. Although there are no agreements between the Company and any of its officers and/or directors pursuant to which we may borrow and such officers and/or directors are obligated to lend the Company monies, there are no restrictions on our right to borrow money from officers and directors. No stockholder approval is required in connection with any such loan.

8.     Penny Stock Rules.    Under Rule 15g-9, a broker or dealer may not sell
a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

     (1)     such sale or purchase is exempt from Rule 15g-9; or

     (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

The United States Securities and Exchange Commission (the "Commission") adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average revenue of at least $6,000,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; (c) and a security that is authorized or approved for authorization upon notice of issuance for

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quotation on the National Association of Securities ("NASD") Dealers Automated
Quotation System ("NASDAQ").

It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for our common stock may be adversely affected by such regulations. This, in turn, will affect shareholders ability to sell his shares following the completion of an acquisition.

There is no current trading market for shares (the "Shares") the Company's common stock and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The Shares, to the extent that a market develops for the Shares at all, will likely appear in what is customarily known as the "pink sheets" or on the NASD over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the Shares.

To date, neither the Company nor anyone acting on behalf of the Company has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for our common stock. The Company has had no discussions or understandings, with any "market makers" regarding the participation of any such market maker in the future trading market, if any, in the Company's common stock. Management expects that discussions in this area will ultimately be initiated by the management in office after completion of the acquisition of a target company.

9.     Risks Associated with Operations in Foreign Countries.   The Company's
business plan is to seek to acquire a target company. Management's discretion is unrestricted, and the Company may participate in any business whatsoever that may in the opinion of Management meet the Company's business objectives. The Company may acquire a business outside the United States. The Company has not limited the scope of its search to a particular region or country. Accordingly, if the Company acquires a business located, or operating in a foreign jurisdiction, the Company's operations may be adversely affected to the extent of the existence of unstable economic, social and/or political conditions in such foreign regions and countries.

10.     No Operating History or Revenue and Minimal Assets.   The Company has
had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

11.     Speculative Nature of the Company's Proposed Operations.   The success
of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

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12.     Scarcity of and Competition for Business Opportunities and
Combinations.   The Company is and will continue to be an insignificant
participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

13.     No Agreement for Acquisition of a Target Company Combination.   The
Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

14.     Reporting Requirements May Delay or Preclude Acquisition.   Section 13
of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

15.     Lack of Market Research or Marketing Organization.   The Company has
neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

16.     Lack of Diversification.   The Company's proposed operations, even if
successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

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17.     Regulation under Investment Company Act.   Although the Company will
be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

18.     Probable Change In Control and Management.   A business combination
involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

19.     Taxation.   Federal and state tax consequences will, in all
likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

20.     Year 2000 Risks.   Many existing computer programs use only two digits
to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected by the companies or governments operating such programs. It is impossible to predict what computer programs will be effected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.

The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not acquire a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.

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ITEM 2.   MANAGEMENT'S DISCUSSION, ANALYSIS OR PLAN OF OPERATION

                           GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire a target company which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.

     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

     The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. Please refer to "ITEM F/S.
FINANCIAL STATEMENTS."   This lack of diversification should be considered a
substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

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     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

     This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation. No such consultant or advisor has been retained.

     Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants,

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Page 13

advisors or consultants could be a factor in the selection of a target company.

                            STRUCTURE OF ACQUISITION

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a target company. It may also acquire stock or assets of a target company. Upon consummation of a an acquisition, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger with or acquisition of a target company. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

                                  NO DIVIDENDS

     The Company has not paid any dividends on its common stock; nor does the Company intend to declare and pay dividends prior to the consummation of an acquisition. The payment of dividends after any acquisition will be within the discretion of the Company's then Board of Directors.

                                    EMPLOYEES

     The Company presently has no employees. The Company has two officers and one director. Mr. John Mackay is the president and sole Director of the Company and Mr. Rod Saunders is the Secretary. Both Mr. Mackay and Saunders are engaged in other business activities, and the amount of time they will both devote to the Company's business will only be between five (5) and ten (10) hours per
month each.   Upon completion of the public offering, it is anticipated that management will devote such time to our affairs each month as may be necessary to carry on our business plans.

                                  COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

                         LIQUIDITY AND CAPITAL RESOURCES

     The Company has limited working capital and a deficit. The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitably levels of operation. It is not possible to predict whether financing efforts will be successful or it the Company will attain profitable levels of operations. Mr. Mackay has agree to loan the Company, on an as needed basis, up to $10,000 through December 31, 2000. The Company anticipates that such amount will be (a) sufficient for payment of the Company's operating expenses through December 31, 2000 and (b) be repaid upon completion of the acquisition of a target business.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company is presently using as a mailing address, at no cost, the office of it's President 2160-650 West Georgia Street. Vancouver B.C. Canada V6B 4N7. Such arrangement is expected to continue until completion of the acquisition of a target company. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

-----------------------------------------------------------------------------------------------
    NAME AND ADDRESS OF      SHARES OF COMMON STOCK      ATTRIBUTED      APPROXIMATE PERCENTAGE
    BENEFICIAL OWNER         BENEFICIALLY OWNED       BENEFICIAL OWNER          OWNERSHIP
-----------------------------------------------------------------------------------------------
Unigro U.S.A. Inc.                2,750,000           Frits Jelgersma              55%
1221 Lexington Court
El Dorado hills, CA 95762
-----------------------------------------------------------------------------------------------
Carrie Nelson                       450,000                 NA                      9%
639 Thurston Crt.
Port Moody B.C.
Canada V3H 4J4
-----------------------------------------------------------------------------------------------
Lynne Tam                           450,000                 NA                      9%
2433 West 47th Ave.
Vancouver, B.C.
Canada V6M 2N3
-----------------------------------------------------------------------------------------------
John Mackay                         450,000                 NA                      9%
2280 S.W. Marine Drive
Vancouver B.C.
Canada V6P 6C2
-----------------------------------------------------------------------------------------------
Officers and Directors as a Group   450,000                 NA                      9%
(1 person)
-----------------------------------------------------------------------------------------------


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Set forth below is the name of each of the directors and officers of the Company, all positions and offices with the Company held, the period during which such person has never served as such, and the business experience during at least the last five years:

     Name                    Age         Positions and Offices Held
     ----                    ---         --------------------------

    John Mackay              49          President and Director(since inception)

    Rod Saunders             39          Secretary (since May 1st 1996)

     There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officers and director are not acting on behalf of nor will act at the direction of any other person.

     Mr. John Mackay is and since 1990 has been the President of Strand Properties Corporation. Mr Mackay holds a Bachelor of Commerce degree and a Bachelor of laws degree, both from the University of British Columbia.

     Mr. Rod Saunders is and since 1990 has been the Vice President , Finance of Strand Properties Corporation. Mr Saunders holds a Bachelor of Commerce degree from the University of British Columbia and is a Certified Public Accountant and a member of the Delaware Society of Certified Public Accountants.

Conflicts of Interest.

     The Company's officers and sole director expect to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and the sole director are engaged in other business activities, he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check and/or blind pool company (a "blind pool company") with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blind pool companies in chronological order of the date of formation of such blind pool companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blind pool company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blind pool company regardless of date of formation or choice by lot. Mr. John Mackay will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. John Mackay.

      The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

     Management has not adopted policies involving possible conflicts of interest.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by Management to resolve conflicts of interest in favor of the Company could result in liability of Management to the Company. However, any attempt by shareholders to enforce a liability of Management to the Company would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940.

     Although the Company will be subject to regulation under the Securities Act of 1933 (the "Securities Act") and the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Investment Company Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

     The Company's officers and director do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has no properties and at this time no agreements to acquire any properties. The Company is presently using the office of it's President, John Mackay, located at Suite 2160- 650 West Georgia St., Vancouver, B.C. Canada, at no cost as the Company's office and mailing address. Such arrangement is expected to continue until completion of the acquisition of a target company.

ITEM 8.  DESCRIPTION OF SECURITIES.

     On October 26, 1999, the Company effected a 5,000 to 1 stock split, increased it's authorized capital to fifty million (50,000,000) shares of common stock and reduced the par value of it's shares of common stock to $.001 per share.

     The Company is currently authorized to issue fifty million (50,000,000) shares of common stock, no par value of $.001 per share of which 5,000,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

Reports to Stockholders.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. Our fiscal year ends on August 31. In addition, we intend to issue unaudited interim reports and financial statements on a quarterly basis.

Dividends.

     The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, capital requirements and financial condition, as well as other relevant factors.

                                    PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the "Securities Act") of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. The Company files such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1)of the Securities Act (sales other than by an issuer, underwriter or broker).

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq Stock Market Inc.'s SmallCap Market ("NASDAQ_SCM"), the Company's securities may be traded on the OTCBB. The OTCBB market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may seek to have its securities quoted on the OTCBB or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.

     In order to qualify for listing on the NASDAQ-SCM, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ-SCM or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTCBB, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Company has not sold any securities.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02-1 of the General Corporation Law of the State of Texas provides that a Texas corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against judgements, penalties, fines, settlements, and reasonable expenses incurred in any action, suit or proceeding: but if the person is found liable to the company or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the company. The Articles of the Company may restrict the circumstances under which a company is required or permitted to indemnify a person.


     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                    PART F/S

                              FINANCIAL STATEMENTS

                                      Index



Page
----

Auditors Report dated September 24, 1999                                     21

Audited Balance Sheets as of August 31, 1999 and 1998                        22

Audited Statement of Loss for the year ended August 31, 1999, 1998 and 1997  23

Audited Statement of Cash Flow for the year ended August 31, 1999, 1998 and
1997                                                                         24

Statement of Shareholder Equity (Deficit) for the year ended August 31,
1999, 1998, and 1997                                                         25

Notes to Financial Statements                                                26

                                 Russell & Co.




AUDITORS' REPORT TO THE DIRECTORS OF:
STRAND CAPITAL, INC.
(A Texas Corporation)
(A development stage company)


We have audited the balance sheet of Strand Capital, Inc. as at August 31, 1999, and August 31, 1998 and the statements of loss and shareholders' equity (deficit) and cash flows for the years ended August 31, 1999, August 31, 1998 and August 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 1999 and August 31, 1998 and the results of its operations and its cash flows for the years ended August 31, 1999, August 31, 1998 and August 31, 1997 in accordance with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's negative working capital and deficit raises substantial doubt about its ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.


                                                 /s/ Russell & Co.
                                                 Chartered Accountant
West Vancouver, B.C.
Canada.
September 24, 1999






                 415 Gordon Ave., West Vancouver, B.C., V7T 1P4
                 Telephone: (604) 913-0405 - Fax: (604) 913-0406

                              STRAND CAPITAL, INC.
                              (A Texas Corporation)
                          (A development stage company)

                                  Balance Sheet
                    as at August 31, 1999 and August 31, 1998
                                 (U.S. DOLLARS)



                                              1999                  1998

Assets

Incorporation costs                     $       1,000          $       1,000
-------------------                         -------------          -------------
Total Assets                            $       1,000          $       1,000
============                                =============          =============



Liabilities

Current liabilities
     Accounts payable                   $      2,000           $        -
     ----------------                       ------------           -------------

Total Liabilities                              2,000                    -
                                            ------------           -------------

Shareholders' equity (deficit)

Share Capital
Authorized:
 1,000 common shares with a par value
  of $1.00 each
     Issued and outstanding
1,000 common shares with a par value
 of $1.00 at August 31, 1999 and
 August 31, 1998                               1,000                   1,000
----------------                            ------------           -------------
                                               1,000                   1,000

 Accumulated Deficit                          (2,000)                   -
--------------------                        ------------           -------------
                                              (1,000)                  1,000
                                            ------------           -------------

                                        $      1,000           $       1,000
                                            ============           =============


CONTINUING OPERATIONS (NOTE 1)


Approved:  /s/John Mackay
           --------------
           Director

                              STRAND CAPITAL, INC.
                              (A Texas Corporation)
                          (A development stage company)

                                Statement of Loss
                       For the year ended August 31, 1999,
          year ended August 31, 1998 and the year ended August 31, 1997
                                 (U.S. DOLLARS)




                                          1999           1998           1997


Expenses
      Legal                           $  2,000        $    -          $   -
      -----                            -------         -------         -------

Net earnings (loss) for the period    $ (2,000)       $    -          $   -
==================================     =======         =======         =======

Basic and diluted loss per share      $(2.0000)       $(0.0000)       $(0.0000)
--------------------------------       -------         -------         -------



Weighted average shares Outstanding      1,000           1,000           1,000
-----------------------------------    -------         -------         -------

                              STRAND CAPITAL, INC.
                              (A Texas Corporation)
                          (A development stage company)

                             Statement of Cash Flow
                       For the year ended August 31, 1999,
          year ended August 31, 1998 and the year ended August 31, 1997
                                 (U.S. DOLLARS)




                                          1999           1998           1997


Cash provided by (used in

Operations
        Net Loss for period           $ (2,000)       $    -          $   -
        -------------------            -------         -------         -------
                                        (2,000)       $    -          $   -

        Net change in non-cash
         working capital balances

        Accounts payable                 2,000             -              -
        ----------------               -------         -------         -------

        Net cash used in operating
         activities                        -               -              -

Change in cash for period                  -               -              -

Cash, beginning of period                  -               -              -
-------------------------              --------        -------         -------

Cash, end of period                   $    -          $    -          $   -
===================                    ========        =======         =======

                              STRAND CAPITAL, INC.
                              (A Texas Corporation)
                          (A development stage company)

                   Statement of Shareholders' Equity (Deficit)
                           Year ended August 31, 1999,
               and year ended August 31, 1998 and August 31, 1997
                                 (U.S. DOLLARS)


                               Common shares                   Total
                                                     Accumulated   Shareholders'
                             Shares     Amount        (Deficit)        Equity
                             ------     ------        ---------        ------
(Deficit)
 --------

Balance August 31, 1996      1,000     $ 1,000            -           $ 1,000

Net loss                        -           -             -                -
--------                     -----      ------         -------         -------

Balance at August 31, 1997   1,000       1,000            -             1,000

Net loss                        -           -             -                -
--------                     -----      ------         -------         -------

Balance at August 31, 1998   1,000       1,000            -             1,000

Net loss                        -           -          (2,000)         (2,000)
--------                     -----      ------         -------         -------


Balance at August 31, 1999   1,000     $ 1,000        $(2,000)        $(2,000)
==========================   =====      ======         =======         =======

                              STRAND CAPITAL, INC.
                              (A Texas Corporation)
                          (A development stage company)

                          Notes to Financial Statements
                           Year ended August 31, 1999
                                 (U.S. DOLLARS)




1.     Continuing operations

Strand Capital, Inc. was incorporated on November 5, 1990 in the state of Texas, U.S.A.

     The Company has negative working capital and a deficit. The ability for the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitable levels of operations. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

2.     Summary of significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States and reflect the following significant accounting principles:

     a.     Estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     b.     Earnings (loss) per common share

In February, 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (SFAS 128), which established new standards for computing and presenting earnings per share effective for fiscal years ending after December 15, 1997. With SFAS 128, primary earnings per share is replaced by basic earnings per share, which is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. In addition, SFAS 128 requires the presentation of diluted earnings per share, which includes the potential dilution that could occur if dilutive securities were exercised or converted into common stock. The computation of diluted EPS does not assume the conversion or exercise of securities if their effect is anti-dilutive. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible loan notes and special warrants (using the if-converted method) and incremental shares issuable upon the exercise of stock options and share purchase warrants ( using the treasury stock method).

     c.     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

2.     Income taxes

The Company has net operating losses which may give rise to future tax benefits of approximately $2,000 as of August 31, 1999. To the extent not used, net operating loss carry forwards expire in varying amounts beginning in the year 2014. Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No.109 (SFAS 109). Under this method, deferred income taxes are determined based on differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, and are measured based on enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes is included in the statement due to its immaterial amount.

                                    PART 111
                                    --------


ITEMS 1&2 INDEX TO AND DESCRIPTION OF EXHIBITS

Exhibit
-------

2(1)     Certificate of Incorporation

2(2)     Certificate of Amendment to the Certificate of Incorporation

2(3)     Articles

Exhibit 2(1)

                                The State of Texas

                                 SECRETARY OF STATE
                            CERTIFICATE OF INCORPORATION

                                        OF

                                 STRAND CAPTAL, INC.
--------------------------------------------------------------------------------
CHARTER NO. 01171564-0

     The undersigned, as Secretary of State of Texas, hereby certifies that Articles of Incorporation for the above corporation duly signed pursuant to the provisions of the Texas Business Corporation Act, have been received in this Office and are found to conform to law.

     ACCORDINGLY the undersigned, as such Secretary of State, and by virtue of the authority vested in the Secretary by law, hereby issues this Certificate of Incorporation and attaches hereto a copy of the Articles of Incorporation.

     Issuance of this Certificate of Incorporation does not authorize the use of a corporate name in this State in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated, NOVEMBER 5    ,19 90
       ---------------   --


                                                  /s/George S. Bayoud Jr.
                                               --------------------------------
                                                     Secretary of State

Exhibit 2(2)

                                      "SEAL"


                                The State of Texas

                                 SECRETARY OF STATE


                             CERTIFICATE OF AMENDMENT

                                        OF
                                CAPTEX CAPITAL, INC.
                                     FORMERLY
                                 STRAND CAPTAL, INC.

The undersigned, as Secretary of State of Texas, hereby certifies that the attached Articles of Amendment for the above named entity have been received in this office and are found to conform to law.

ACCORDINGLY the undersigned, as Secretary of State, and by virtue of the authority vested in the Secretary by law, hereby issues this Certificate of Amendment.

Dated:      October 26, 1999

Dated:      October 26, 1999

"Seal of the STATE OF TEXAS"                            /s/Elton Bomer LCS
                                                        ------------------
                                                           Elton Bomer
                                                        Secretary of State

                                                         FILED
                                                   In the Office of the
                                                  Secretary of State of Texas
                           ARTICLES OF AMENDMENT

                                                       Oct 26 1999

                                                   Corporations Section


Pursuant to the provisions of the Texas Business Corporation Act, the undersigned corporation hereby amends its Articles of Incorporation, and for that purpose, submits the following statement:

1.   The name of the corporation is  Strand Capital, Inc.

2. Article I of the Articles of Incorporation is hereby amended so as to read as follows:

     The name of the corporation is Captex Capital, Inc.

3. Article IV of the Articles of Incorporation is hereby amended so as to read as follows:

     The aggregate number of shares which the corporation has authority to issue is Fifty Million(50,000,000) shares o $0.001 par value per share. Such shares are designated as common stock and shall have identical rights and privileges in every respect.

4.   The date of adoption of each amendment is: October 15, 1999.

5. The amendments were unanimously approved in writing by all the shareholders of the corporation, holding an aggregate of 1,000 share being all the authorized and issued shares of the corporation. The amendments were also approved by the sole director of the corporation.

6. All the issued and authorized capital of the corporation, both being 1,000 shares, will be subdivided on the basis of 5,000 shares for each share in the corporation resulting in 5,000,000 issued and outstanding shares.

7. The authorized capital will be increased by creating 45,000,000 shares resulting in a total authorized capital of 50,000,000 shares. The par value of the shares will be decreased to $0.001 per share.

Date:  October 15, 1999               By: /s/John D. L. Mackay
                                          --------------------
                                          John D. L. Mackay, President

Exhibit 2(3)

                            ARTICLES OF INCORPORATION

                                       OF

                               STRAND CAPITAL, INC.


     The undersigned natural person of the age of eighteen 18) years or more,

acting as an incorporator of a corporation under the Texas Business Corporation

Act, hereby adopts the following Articles of Incorporation for such corporation:

                                    ARTICLE I

                                      NAME
                                      ----
     The name of the corporation is Strand Capital, Inc.


                                    ARTICLE II

                                     DURATION
                                     --------

     The period of its duration is perpetual.


                                   ARTICLE III

                                     PURPOSE
                                     -------

     The purpose or purposes for which the corporation is organized are to transact any and all lawful business for which corporations may be incorporated under the Texas Business Corporation Act.


                                    ARTICLE IV

                                      SHARES
                                      ------

     The aggregate number of shares which the corporation has authority to issue is One Thousand (1,000) shares of One Dollar($1.00) par value per share. Such shares are designated as com-mon stock and shall have identical rights and privileges in every respect.

                                    ARTICLE V

                           DENIAL OF PREEMPTIVE RIGHTS
                           ---------------------------


     The right of a shareholder referred to in Article 2.22-1 of the Texas

Business Corporation Act, to exercise a preemptive right to acquire additional,

unissued or treasury shares of the corporation or securities of the corporation convertible into or carrying a right to subscribe to or acquire shares of the corporation is hereby denied.


                                    ARTICLE VI

                               NONCUMULATIVE VOTING
                               --------------------

     Directors shall be elected by majority vote. No shareholder of the corporation shall have the right to cumulate his votes in the election of directors.


                                    ARTICLE VII

                               POWER TO AMEND BYLAWS
                               ---------------------

     Without limiting the power of the shareholders of the corporation to amend or repeal the corporation's bylaws or to adopt new bylaws, the Board of

Directors shall have the power to amend or repeal the corporation's bylaws and to adopt new bylaws.

                                    ARTICLE VIII

                              COMMENCEMENT OF BUSINESS
                              ------------------------

     The corporation will not commence business until it has received for the issuance of its shares consideration of the value of One Thousand Dollars

($1,000.00), consisting of money, labor done, or property actually received.


                                    ARTICLE IX

                            REGISTERED OFFICE AND AGENT
                            ---------------------------

     The street address of the initial registered office of the corporation is

5400 Renaissance Tower, 1201 Elm Street, Dallas, Texas 75270 and the name of its initial registered agent at such address is Kelley J. Fitzpatrick.


                                    ARTICLE X

                                INITIAL DIRECTORS
                                -----------------

     The number of directors constituting the initial Board of Directors is two

(2) and the names and addresses of the persons who are to serve as directors until the first annual meeting of the shareholders, or until their successor or successors are elected and qualified are:

                            John McKay
                            c/o Pan West Group
                            1090 W. Georgia Street, Suite 230
                            Vancouver, BC V6E 3V7

                            Frederick James Walker
                            c/o Pan West Group
                            1090 W. Georgia Street, Suite 230
                            Vancouver, BC V6E 3V7

                                    ARTICLE XI

                             LIABILITY OF DIRECTORS
                             ----------------------

     No director of the corporation shall be liable to the corporation or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except that this article does not eliminate or limit the liability of a director to the extent the director is found liable for: (1) a breach of the director's duty of loyalty to the corporation or its shareholders;

(2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (4) an act or omission for which the liability of a director is expressly provided for by an applicable statute.


                                    ARTICLE XII

                       ACTIONS BY SHAREHOLDERS WITHOUT A MEETING
                       -----------------------------------------

     Any action required by the Texas Business Corporation Act to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.


                                    ARTICLE XIII

                                    INCORPORATOR
                                    ------------

The name and address of the incorporator is:

                              Marla Corter
                              5400 Renaissance Tower
                              1201 Elm Street
                              Dallas, Texas 75270


     IN WITNESS WHEREOF, I have hereunto set my hand this the 2nd day of

November, 1990.


                                                       /s/Marla Corter
                                                       --------------------
                                                       Marla Corter

                                    BYLAWS

                                      OF

                              STRAND CAPITAL, INC.

                     * * * * * * * * * * * * * * *  * * * * *

                                TABLE OF CONTENTS


ARTICLE I. Offices.

     1.     Principal Office.
     2.     Other Offices.

ARTICLE II. Meetings of Shareholders.

     1.     Place of Meetings.
     2.     Annual Meeting.
     3.     List of Shareholders.
     4.     Special Meetings.
     5.     Notice.
     6.     Quorum.
     7.     Voting by Shareholders.
     8.     voting Procedure.
     9.     Record Date.
    10.     Action Without Meeting; Telephone Meetings.

ARTICLE III. Directors.

     1.     Management.
     2.     Number; Election.
     3.     Change in Number.
     4.     Removal and Vacancies.
     5.     Election of Directors.
     6.     Place of Meetings.
     7.     First Meetings.
     8.     Regular Meetings.
     9.     Special meetings.
    10.     Quorum.
    11.     Action Without Meeting; Telephone Meetings.
    12.     Chairman of the Board.
    13.     Compensation.
    14.     Executive Committee.
    15.     Other Committees.

                                TABLE OF CONTENTS
                                   (Continued)

ARTICLE IV. Notices.

     1.     Method.
     2.     Waiver.

ARTICLE V. Officers.

     1.     Officers.
     2.     Election.
     3.     Compensation.
     4.     Removal and Vacancies.
     5.     President.
     6.     Vice Presidents.
     7.     Secretary.
     8.     Assistant Secretaries.
     9.     Treasurer.
    10.     Assistant Treasurers.

ARTICLE VI. Certificates Representing Shares.

     1.     Certificates.
     2.     Lost Certificates.
     3.     Transfer of Shares.
     4.     Registered Shareholders.

ARTICLE VII. General Provisions.

     1.     Distributions and Share Dividends.
     2.     Reserves.
     3.     Checks.
     4.     Fiscal Year.
     5.     Seal.
     6.     Indemnification.
     7.     Amendments.
     8.     Table of Contents; Headings.

                                     BYLAWS

                                       OF

                               STRAND CAPITAL, INC.

                               (the "Corporation")


                                    ARTICLE I.

                                     OFFICES
                                     -------

     Section 1. Principal Office. The principal business office of the
               -----------------
Corporation shall be at c/o Pan West Group, 1090 W. Georgia Street, Suite 230 Vancouver, B.C. V6E 3V7.

     Section 2. Other Offices. The Corporation may also have offices at such
                --------------
other places, both within and without the State of Texas, as the Board of Directors may from time to time deter-mine or the business of the Corporation may require.

                                    ARTICLE II.

                            MEETINGS OF SHAREHOLDERS
                            ------------------------

     Section 1. Place of Meetings. Meetings of shareholders for all purposes may
                ------------------
be held at such time and place, within or without the State of Texas, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

    Section 2. Annual Meeting. An annual meeting of the shareholders, commencing
                ---------------
with the year 1991, shall be held on the first Monday in November of each year; but if such date shall fall on a legal holiday, then on the next regular business day following, at 10:00 a.m., at which they shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

     Section 3. List of Shareholders. At least ten (10) days before each meeting
                ---------------------
of the shareholders, a complete list of the shareholders entitled to vote at said meeting, arranged in alphabetical order with the address of and the number of voting shares held by each, shall be prepared by the officer or agent having charge of the stock transfer books. Such list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall be produced and kept open at the time and place of the meeting during the whole time thereof, and shall be subject to the inspection of any shareholder who may be present.

     Section 4. Special meetings. Special meetings of the shareholders, for any
                -----------------
purpose or purposes, unless otherwise pre-scribed by statute, the Articles of Incorporation, or these Bylaws, may be called by (a) the President or the Board of Directors, or (b) the holders of at least ten percent (10%) of all shares entitled to vote at such meetings, unless the Articles of Incorporation provide for a number of shares greater than or Less than ten percent (10%), in which event special meetings may be called by the holders of at least the percentage of shares specified in the Articles of Incorporation, provided, however, that in no event may the Articles of incorporation require a percentage greater than fifty percent (50%). Business transacted at a special meeting shall be confined to the purposes stated in the notice of the meeting.

     Section 5. Notice. Written or printed notice stating the place, day and hour of a meeting of shareholders, and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) or, in the event of a merger or consolidation, not less than twenty (20), nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or person calling the meeting, to each shareholder of record entitled to vote at the meeting. Notice need not be given to a shareholder if (1) notice of two consecutive annual meetings and all notices of any meetings held during the period between those annual meetings or (2) all (but in no event less than two) payments (if sent by firstclass mail) of distributions or interest on securities during a 12 month period have been mailed to the shareholder, addressed at, his address as shown on the records of the Corporation, and have been returned undeliverable. If such a shareholder delivers to the Corporation a written notice setting forth his current address, the notice requirement of this Section shall be reinstated.

     Section 6. Quorum. At each meeting the holders of a majority of the shares issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite and shall constitute a quorum of the shareholders for the transaction of business except as otherwise or provided by statute, the Articles of Incorporation or these Bylaws, but in no event shall a quorum consist of the holders of less than one third of the shares entitled to vote at such a meeting. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to
adjourn the meeting, until a quorum shall be present or represented.   At such
adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

     Section 7. Voting by Shareholders.(a) With respect to any matter other than
                -----------------------
the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the Texas Business Corporation Act, the affirmative vote of the holders of a majority of the shares entitled to vote on that matter and represented in person or by proxy at a meeting of shareholders at which a quorum is present shall be the act of the shareholders, unless otherwise provided in the Articles of Incorporation or the Bylaws.

     (b) Unless otherwise provided in the Articles of Incorporation or the Bylaws, directors shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present.

     Section 8. Voting Procedure. Each outstanding share, regardless of class,
                -----------------
shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied or special voting rights are provided by the Articles of Incorporation. At any meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person, by proxy appointed by an instrument in writing subscribed by such shareholder, or his duly authorized attorney-in-fact. No form of proxy or power of attorney bearing a date more than eleven (11) months prior to said meeting shall be valid, unless said instrument provides for a longer period. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Such proxy shall be filed with the Secretary of the Corporation prior to or at the time of the meeting.

     Section 9. Record Date. 1a) For the purpose of determining shareholders
                ------------
entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive a distribution by the Corporation (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, or in order .to make a determination of shareholders for any other proper purpose (other than determining shareholders entitled to consent to action by shareholders proposed to be taken without a meeting or shareholders), the Board of Directors of the Corporation may provide that the share transfer records shall be closed for a stated period but not to exceed, in any case, sixty (60) days. If the share transfer records shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such records shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the share transfer records, the Bylaws or, in the absence of an applicable Bylaw, the Board of Directors, may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty (60) days and, in the case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination of shareholders is to be taken. if the share transfer records are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a share dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such distribution or share dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this subsection, such determination shall apply to any adjournment thereof, except where the determination has been made through the closing of the share transfer records and the stated period of closing has expired.

     (b) For the purpose of determining shareholders entitled to call a special meeting of shareholders pursuant to Section 4 of this Article II, the record date shall be the date the first shareholder signs the notice of the meeting.

     (c) Unless a record date shall have previously been fixed or determined pursuant to this section, whenever action by shareholders is proposed to be taken by consent in writing without a meeting of shareholders, the Board of Directors may fix a record date for the purpose of determining shareholders entitled to consent to that action, which record date shall not precede, and shall not be more than ten (10) days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors and the prior action of the Board of Directors is not required by the Texas Business Corporation Act, the record date for determining shareholders entitled to consent to action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner provided by Section 10(b) of this Article II. If no record date shall have been fixed by the Board of Directors and prior action of the Board of Directors is required by the Texas Business Corporation Act, the record date for determining shareholders entitled to consent to action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts a resolution taking such prior action.

     Section 10. Action Without Meeting; Telephone Meetings.(a) Any action
                 -------------------------------------------
required or permitted to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

     (b) Every written consent shall bear the date of signature of each shareholder who signs the consent. No written consent shall be effective to take the action that is the subject of the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the Corporation in the manner required by this subsection, a consent or consents signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take the action that is the subject of the consent are delivered to the Corporation by delivery to its registered office, its principal place or business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of shareholders are recorded. Delivery shall be by hand or certified or registered mail, return receipt requested. Delivery to the Corporation's principal place of business shall be addressed to the president or principal executive officer of the Corporation.

     (c) A telegram, telex, cablegram, or similar transmission by a shareholder, or a photographic, photostatic, facsimile, or similar reproduction of a writing signed by a shareholder, shall be regarded as signed by the shareholder for purposes of this section.

     (d) Prompt notice of the taking of any action by shareholders without a meeting by less than unanimous written consent shall be given to those shareholders who did not consent in writing to the action.

     (e) Subject to applicable notice provisions and unless otherwise restricted by the Articles of Incorporation, shareholders may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute presence in person at such meeting, except where a person's participation is for the express purpose of objecting to the transaction of any business on the ground that the meeting is riot lawfully called or convened.

                                    ARTICLE III.

                                     DIRECTORS
                                     ---------

     Section 1. Management. The business and affairs of the Corporation shall be
                -----------
managed by its Board of Directors who may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders. The Board of Directors shall keep regular minutes of its proceedings.

     Section 2. Number; Election. The Board of Directors shall consist of two(2)
                -----------------
directors, who need not be shareholders or residents of the State of Texas. Directors shall be elected at the annual meeting of the shareholders, except as hereinafter provided, and each Director elected shall hold office until his successor shall be elected and shall qualify.

     Section 3. Change in Number. The number of Directors may be increased or
                -----------------
decreased from time to time by amendment to these Bylaws, but no decrease shall have the effect of shortening the term of any incumbent Director.

     Section 4. Removal and vacancies. Any Director may be removed either for or
                ----------------------
without cause at any annual. or special meeting of shareholders by the affirmative vote of a majority in number of shares of the shareholders present ;in person or by proxy at such meeting and entitled to vote for the election of such Director, if notice of the intention to act upon such matters shall have been given in the notice calling such meeting. Any vacancy occurring in the Board of Directors may be filled by the vote of a majority of the remaining Directors, even if such remaining Directors comprise less than a quorum of the Board of Directors. A Director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any position on the Board of Directors to be filled by reason of an increase in a number of Directors shall be filled by the vote of a majority of Directors, election at an annual meeting of the shareholders or at a special meeting of shareholders duly called for such purpose, provided that the Board of Directors may fill no more than two such vacancies during the period between any two successive annual meetings of shareholders.

     Section 5. Election of Directors. At every election of Directors, each
                ----------------------
shareholder entitled to vote with respect to such matter shall have the right to vote in person or by proxy the number of voting shares owned by him for as many persons as there are Directors to be elected and for whose election he has a right to vote. Cumulative voting shall be prohibited.

     Section 6. Place of meetings. The Directors of the Corporation may hold
                ------------------
their meetings, both regular and special, either within or without the State of Texas.

     Section 7. First Meetings. The first meeting of each newly elected Board of
                ---------------
Directors shall be held without further notice immediately following the annual meeting of shareholders, and at the same place, unless by unanimous consent of the Directors then elected and serving, such time or place shall be changed.

     Section 8. Regular Meetings. Regular meetings of the Board of Directors may
                -----------------
be held without notice at such time and place as shall from time to time be determined by the Board of Directors.

     Section 9.   Special Meetings. Special meetings of the Board of Directors
                  -----------------
may be called by the President on three (3)days' notice to each Director, either personally or by mail or telegram. Special meetings may be called in like manner and on like notice on the written request of any two Directors. 'Except as may be otherwise expressly provided by statute, the Articles of Incorporation or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be in a notice or waiver of notice.

     Section 10. Quorum At all meetings of the Board of Directors, the presence
                 ------
of a majority of the Directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, the Articles of Incorporation or these Bylaws. If a quorum shall not be present at any meeting of Directors, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     Section 11. Action Without Meeting Telephone Meetings. Any action required
                 ------------------------------------------
or permitted to be taken at a meeting of the Board of Directors or members of any committee designated by the Board of Directors may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all the members of the Board of Directors or committee, as the case may be.
Such consent shall have the same force and effect as a unanimous vote at a meeting. Subject to applicable notice provisions and unless otherwise restricted by the Articles of Incorporation, members of the Board of Directors, or members of any committee designated by the Board of Directors, may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute presence in person at such meeting, except where a person's participation is for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

     Section 12. Chairman of the Board. The Board of Directors may elect a
                 ----------------------
Chairman of the Board to preside at their meetings and to perform such other duties as the Board of Directors may from time to time assign to him.

     Section 13. Compensation. Directors, as such, shall not receive any stated
                 -------------
salary for their services, but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board of Directors; provided that nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Members of any committee designated by the Board of Directors may, by resolution of the Board of Directors, be allowed compensation for attending committee meetings.

     Section 14. Executive Committee. The Board of Directors may, by resolution
                 --------------------
adopted by a majority of the whole Board of Directors, designate an Executive Committee, to consist of one or more of the Directors of the Corporation. The Executive Committee, to the extent provided in said resolution, shall have and may exercise all of the authority of the Board of Directors in the management of the business and affairs of the Corporation, except where action of the full Board of Directors is required by statute or by the Articles of Incorporation, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. Any member of the Executive Commit-tee may be removed by the Board of Directors by the affirmative vote of a majority of the Board of Directors, whenever in its judgment the best interests of the Corporation will be served thereby. The Executive Committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

     Section 15. Other Committees. The Board of Directors may, by resolution
                 -----------------
adopted by a majority of the whole Board of Directors, designate from among its members one or more committees, other than an Executive Committee, to the extent provided in such resolution.

                                    ARTICLE IV.

                                     NOTICES
                                     -------

     Section 1. Method Whenever by statute, the Articles of incorporation, or
                ------
these Bylaws, notice is required to be given to any Director or shareholder, and

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Page 9


no provision is made as to how such notice shall be given, it shall not be construed to mean personal notice, but any such notice may be given in writing, by mail, postage prepaid, addressed to such Director or shareholder at such address as appears on the books of the Corporation or in any other method permitted by law. Any notice required or permitted to be given by mail shall be deemed to be given at the time when the same shall be thus deposited in the United States mail as aforesaid.

     Section 2. Waiver. Whenever any notice is required to be given to any
                -------
shareholder or Director of the Corporation by statute, the Articles of Incorporation, or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated in such notice, shall be deemed equivalent to the giving of such notice. Attendance of a shareholder or Director at a meeting shall constitute a waiver of notice of such meeting, except where a share-holder or Director attends for the express Purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Consent in writing by a shareholder or Director to any action taken or resolution adopted by the shareholders or Directors of the Corporation shall constitute a waiver of any and all notices required to be given in connection with such action or resolution.


                                    ARTICLE V.

                                     OFFICERS
                                     --------

    Section 1. Officers. The officers of the Corporation shall be elected by the
                ---------
Directors and shall be a President and a Secretary. The Board of Directors may also choose a Chairman of the Board, one or more Vice Presidents, a Treasurer and one or more Assistant Secretaries and Assistant Treasurers. Any two or more offices may be held by the same person.

    Section 2. Election. The Board of Directors at its first meeting after each
                ---------
annual meeting of shareholders shall choose a President and a Secretary, neither of whom need be a member of the Board of Directors, a shareholder or a resident of the State of Texas. The Board of Directors may appoint such other officers and agents as it shall deem necessary, who shall be appointed for such terms and shall exercise such powers and perform such duties as shall be determined from time to rime by the Board of Directors.

    Section 3. Compensation. The compensation of all officers and agents of the
                -------------
Corporation shall be fixed by the Board of Directors.

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Page 10


    Section 4. Removal and Vacancies. Each officer of the Corporation shall hold
           ----------------------
office until his successor is chosen and qualified in his stead or until his death or until his resignation or removal from office. Any officer or agent or member of a committee elected or appointed by the Board of Directors may be removed either for or without cause by a majority of the Board of Directors present at a meeting of the Board of Directors at which a quorum is represented, whenever in the judgment of the Board of Directors the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

     Section 5. President. The President shall be the chief executive officer of
                ----------
the Corporation. The President shall preside at all meetings of the shareholders and the Board of Directors unless 'the Board of Directors shall choose to elect a Chairman of the Board, in which event the President shall preside at meetings of the Board of Directors in the absence of the Chairman of the Board. The President shall have general and active management of the business and affairs of the Corporation, shall see that all orders and resolutions of the Board of Directors are carried into effect, and shall perform such other duties as the Board of Directors shall prescribe.

     Section 6. Vice President. Each Vice President shall have only such powers
                ---------------
and perform only such duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to such Vice President.

     Section 7. Secretary. The Secretary shall attend all sessions of the Board
                ----------
of Directors and all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform like duties for the Executive Committee when required. The secretary shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall keep in safe custody the seal of the Corporation and, when authorized by the Board of Directors, affix the same to any instrument requiring it, and, when so affixed, it shall be attested by the Secretary's signature or by the signature of the Treasurer or an Assistant Secretary.

     Section 8. Assistant Secretaries. Each Assistant Secretary shall have only
                ----------------------
such powers and perform only such duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate.

     Section 9. Treasurer. The Treasurer, if any, shall have the custody of the
           ----------
corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements of the Corporation and shall deposit all monies and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and Directors, at the regular meetings of the Board of Directors, or whenever they may require it, an account of all transactions as Treasurer and of the financial condition of the Corporation, and shall perform such other duties as the Board of Directors may prescribe. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in ' such form in such sum, and with surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of such office and for the restoration to the Corporation, in case of the Treasurer's death, resignation, retirement or removal from office, of all books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or under the Treasurer's control belonging to the Corporation.

     Section 10. Assistant Treasurers. Each Assistant Treasurer shall have only
                 ---------------------
such powers and perform only such duties as the Board of Directors may from time to time prescribe.


                                    ARTICLE VI.

                         CERTIFICATES REPRESENTING SHARES
                         --------------------------------

     Section 1. Certificates. Certificate in such form as may be determined by
                -------------
the Board of Directors shall be delivered representing all shares to which shareholders are entitled. Such certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued. Each certificate shall state on the face thereof the holder's name, the number and class of shares, and the par value of such shares or a statement that such shares are without par value. They shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary and may be sealed with the seal of the Corporation or a facsimile thereof . The signature of any such officer may be facsimile.

     Section 2. Lost Certificates.  The Board of Directors may direct a new
                ------------------
certificate representing shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost or destroyed, upon the making or an affidavit of that fact by the person claiming the certificate to be lost or destroyed. When authorizing such issue of a new certificate, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of such lost or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as it shall require and/or give the Corporation a bond in such form, in such sum, and with such surety or sureties as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost or destroyed.

    Section 3. Transfer of Shares. Shares of stock shall be transferable only on
                -------------------
the books of the Corporation by the holder thereof in person or by the holder's duly authorized attorney. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of, succession, assignment or authority to transfer, it shall be the duty of the Corporation or the transfer agent of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

    Section 4. Registered Shareholders. Unless otherwise provided in the Texas
                ------------------------
Business Corporation Act, and subject to the provisions of Chapter 8 of the Texas Business & Commerce Code: (a) the Corporation may regard the person in whose name any shares issued by the Corporation are registered in the share transfer records of the Corporation at any particular time (including, without limitation, as of a record date fixed pursuant to these Bylaws) as the owner of those shares at that time for purposes of voting those shares, receiving distributions thereon or notices in respect thereof, transferring those shares, exercising rights of dissent with respect to those shares, exercising or waiving any preemptive right with respect to those shares, entering into agreements with respect to those shares in accordance with Article 2.22 or 2.30 of the Texas Business Corporation Act, or giving proxies with respect to those shares; and
(b) neither the Corporation nor any of its officers, directors, employees, or agents shall be liable for regarding that person as the owner of those shares at that time for those purposes, regardless of whether that person does not possess a certificate for those shares.


                                    ARTICLE VII.

                                GENERAL PROVISIONS
                                ------------------

     Section 1. Distributions and Share Dividends. Distributions and share dividends, subject to the provisions of the Articles of Incorporation, if any, may be authorized by the Board of Directors at any regular or special meeting. Distributions may be paid in cash, in property, or in the issuance of indebtedness, and may be in the form of a dividend on the outstanding shares of the Corporation, a purchase or redemption by the Corporation of any of its own shares, or a payment in liquidation of all or a portion of the assets of the Corporation. Share dividends shall be paid in authorized but unissued shares of the Corporation or in treasury shares subject to the provisions of the Texas Business Corporation Act and the Articles of Incorporation. The Board of Directors may fix a record date in the manner provided in Article II of these Bylaws for the purpose of determining shareholders entitled to receive a distribution (other than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or share dividend.

     Section 2. Reserves. There may be created by resolution of the Board of Directors out of the surplus of the Corporation such reserve or reserves as the Directors from (time to time, in their discretion, think proper to provide for contingencies, or to equalize distributions, or to repair or maintain any property of the Corporation, or for such other purposes as the Directors shall think beneficial to the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.

     Section 3. Checks. All checks or demands for money and notes of the
                -------
Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

     Section 4. Fiscal Year. The fiscal year of the Corporation shall be
                ------------
fixed by resolution of the Board of Directors.

     Section 5. Seal. The corporate seal shall have inscribed thereon the name
                -----
of the Corporation. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

     Section 6. Indemnification. The Corporation shall indemnify every Director
                ----------------
and officer of the Corporation against, and reimburse and advance to every Director and officer for, all liabilities, costs and expenses incurred in connection with such directorship or office and any actions taken or omitted in such capacity to the greatest extent permitted under the Texas Business Corporation Act and other applicable laws at the time of such indemnification, reimbursement or advance payment.

    Section 7. Amendments. These Bylaws may be amended or repealed or new Bylaws
                -----------
may be adopted by the shareholders of the Corporation or by the Board of Directors.

     Section 8. Table of Contents; Headings. The Table of Contents and headings
                ----------------------------
used in these Bylaws have been inserted for convenience only and do not constitute matters to be construed in interpretation.

                               CERTIFICATE BY SECRETARY
                               ------------------------

     The undersigned, being the secretary of the Corporation, hereby certifies that the foregoing code of Bylaws was duly adopted by the initial Directors of the Corporation effective on November 5, 1990.

     IN WITNESS WHEREOF, I have signed this certification as of the 5th day of November, 1990.


                                     /s/James Walker
                                    -----------------------------------
                                    Frederick James Walker, Secretary

                                    SIGNATURE

     Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10SB and has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized in the City of Vancouver, on the 29th day of October, 1999.


                                            CAPTEX CAPITAL, INC.
                                            (Registrant)

                                         By:  /s/ John Mackay
                                            --------------------
                                            John Mackay, President and Director